EXHIBIT 99.1

TOP Ships Inc. Announces Newbuilding Vessel With Time Charter to Oil Major

ATHENS, Greece, Nov. 24, 2017 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS), an international ship-owning company (the “Company”), announced today that it has acquired all of the outstanding shares of PCH77 Shipping Company Limited, a Marshall Islands company that owns a new building contract for M/T Eco California, a high specification 50,000 dwt Medium Range (“MR”) product/chemical tanker under construction at Hyundai Mipo Dockyard Co., Ltd. in Korea from an entity affiliated with the Company’s Chairman and Chief Executive Officer, Mr. Evangelos Pistiolis. The Company paid $3.6 million for the outstanding shares and the vessel is scheduled for delivery during January 2019.

Upon its delivery, the vessel will be employed under a time charter with an oil major for a firm duration of two years with a charterer’s option to extend for one additional year. The rate of the charter consists of a fixed amount per day plus a 50% profit share for earned rates over the fixed amount. The Company expects a total gross revenue backlog associated with this time charter of $15.1 million, including the optional period but excluding any upside from the profit share arrangement.

The abovementioned transaction was approved by a special committee of the Company's board of directors, or the Transaction Committee, of which all of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor.

Following the acquisition of the abovementioned vessel, the Company’s charter coverage is as follows:

Year	Operating fleet	Operating fleet including vessels partly owned through joint ventures
2017	100%	100%
2018	94%	95%
2019	72%	77%
2020	40%	51%
2021	14%	19%

The above charter coverage percentages are calculated as the ratio of number of days vessels are expected to be hired pursuant to the fixed period of existing time charters divided by number of days vessels are available for chartering during the respective calendar years assuming no off-hire days.

The capital commitments from this new acquisition, assuming leverage levels similar to the average initial leverage levels of the existing fleet, are estimated at about $13 million.

Evangelos Pistiolis, President and CEO of the Company, stated: “As of today, the total gross revenue backlog for the fixed charter period of all of the Company’s operating fleet, excluding any upside from profit share arrangements, stands at about $110 million and when adding the 50% of our joint venture vessels, it increases to about $126 million, with cash flow visibility reaching into 2021. Our business strategy remains focused on growing our fleet.”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect," “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
1, Vassilissis Sofias Str. &
Meg. Alexandrou Str.
151 24, Maroussi, Greece
Tel: +30 210 812 8180
Email: atsirikos@topships.org